Prospectus Supplement No. 15	Filed pursuant to Rule 424(b)(3)
to Prospectus dated July 7, 2006	File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2006, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Employment Agreements with Certain Executive Officers
     On November 27, 2007, we entered into amended and restated employment agreements with each of Alvin H. Clemens, Anthony R. Verdi, and Ivan M. Spinner. The employment agreements replace and supersede these executives’ existing employment agreements.
     Each employment agreement has an initial term of three years beginning on November 27, 2007 and automatically renews for successive additional one-year periods unless either we or the executive gives the other 60 days’ written notice prior to the end of the then current term.
     Under the respective employment agreements, (i) Mr. Clemens will continue to serve as our Executive Chairman and Chief Executive Officer with a base salary equal to his existing base salary of $450,000 per year, (ii) Mr. Verdi will continue to serve as our Chief Financial Officer with a base salary equal to his existing base salary of $250,000 per year, and (iii) Mr. Spinner will serve as our Executive Vice President with a base salary of $371,000 per year until April 2, 2007 and a base salary of $300,000 thereafter.
     Each executive also is entitled to receive annual bonus compensation in cash, capital stock, or other property as determined by our board of directors and to participate in all benefit plans offered from time to time to our senior executives. In addition, each executive is entitled to a car allowance of at least $1,000 per month and reimbursement for up to $15,000 in dues associated with the executive’s membership in professional and business organizations.
     Certain other terms are identical among all of the employment agreements and are set forth below:
•	We may terminate the employment agreements (i) for “Cause” (as defined in the employment agreements), (ii) upon 60 days’ prior written notice to the executive if without Cause, or (iii) upon the executive’s “Permanent Disability” as defined in the employment agreements. Each executive may terminate his employment agreement (i) for “Good Reason” as defined in the employment agreements or (ii) upon 30 days’ prior written notice to us for any reason.

•	If (i) we terminate an executive’s employment without Cause or (ii) the executive terminates his employment agreement for good reason, the executive will be entitled to receive (x) 18 months’ base salary at the then current rate, payable in accordance with our usual practices, (y) continued participation for 18 months in our benefit plans and (z) payment, within a commercially reasonable time and on a prorated basis, of any bonus or other payments earned in connection with our bonus plan existing at the time of termination. In addition, if an employment agreement is terminated in accordance with the foregoing sentence within two months prior to, or 24 months following, a change in control (as described in the employment agreement), the executive will be entitled to receive 18 months’ base salary at the then current rate upon the date of termination, regardless of our usual practices, and all company stock options held by the executive at the date of termination will immediately become 100% vested and all restrictions on such options will lapse.

•	If we terminate an executive’s employment for Cause or the executive terminates his employment agreement without good reason, the executive will be entitled to receive (i) all accrued and unpaid salary and vacation pay through the date of termination and (ii) continued participation for one month in our benefit plans.

•	If we terminate an executive’s employment due to a permanent disability, the executive will be entitled to receive (i) 18 months’ base salary at the then current rate, payable in accordance with our usual practices, (ii)

continued participation for 18 months in our benefit plans and (iii) payment, within a commercially reasonable time and on a prorated basis, of any bonus or other payments earned in connection with a bonus plan existing at the time of termination. We may credit any such amounts against any proceeds paid to the executive with respect to any disability policy maintained and paid for by us for the executive’s benefit.
•	If an executive dies during the term of his employment agreement, the employment agreement will automatically terminate and the executive’s estate or beneficiaries will be entitled to receive (i) three months’ base salary at the then current rate, payable in a lump sum and (ii) continued participation for one year in all benefit plans offered from time to time to our executives.

•	Each executive is prohibited from competing with us or soliciting our employees, independent contractors, or outside agents, directly or indirectly, for another business and is subject to standard confidentiality obligations during the term of the employment agreements and for a period of 18 months thereafter.

•	The company and each executive will be prohibited, following a termination of the executive’s employment with us, from disparaging each other.
Amendment to Bylaws
     At our annual meeting of stockholders held on November 30, 2007, our stockholders approved an amendment to our certificate of incorporation that provides that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.
     To make our existing bylaws consistent with our certificate of incorporation, on October 15, 2007 our board of directors adopted an amendment to the bylaws subject to stockholders’ approval of the amendment to our certificate of incorporation at the annual meeting. The amendment to the bylaws, effective November 30, 2007, deleted in its entirety Section 7 of Article I of the bylaws, “Stockholders — Stockholder Action Without Meetings,” which previously permitted stockholders to act by written consent.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 3, 2007